AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 2007
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K/A
                                 AMENDMENT NO. 1


      [X]        ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       OR

      [ ]      TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                          COMMISSION FILE NO. 001-08007


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           FREMONT GENERAL CORPORATION
                            AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           FREMONT GENERAL CORPORATION
                     2425 OLYMPIC BOULEVARD - 3RD FLOOR EAST
                         SANTA MONICA, CALIFORNIA 90404
                                 (310) 315-5500



                                EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 11-K for the year ended December 31, 2006 is being filed solely to correct a clerical error in the footnotes to the financial statements. The balance of amounts forfeited by nonvested accounts of inactive participants at December 31, 2006, originally reported as $1,116,823, included forfeitures related to another plan. The correct balance of amounts forfeited was $25,726 at December 31, 2006. This Form 11-K/A amends and replaces the original Form 11-K filing in its entirety. Except for the foregoing, this Form 11-K/A does not modify or update other disclosures as presented in the Form 11-K filed with the Securities and Exchange Commission on June 29, 2007.

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS


The Fremont General Corporation and Affiliated Companies Investment Incentive Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2006 and 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.



  EXHIBIT
    NO.                              DESCRIPTION
---------     ------------------------------------------------------------------

     23.1 Consent of Independent Registered Public Accounting Firm - Armanino McKenna LLP

     23.2 Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

                           FREMONT GENERAL CORPORATION
                            AND AFFILIATED COMPANIES

                            INVESTMENT INCENTIVE PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 2006 AND 2005

                                TABLE OF CONTENTS


                                                                        PAGE NO.
                                                                        -------


Reports of Independent Registered Public Accounting Firm ...........    1a - 1b

Statements of Net Assets Available for Benefits ....................          2

Statements of Changes in Net Assets Available for Benefits .........          3

Notes to Financial Statements ......................................     4 - 10

Supplemental Schedules

       Schedule of Assets (Held at End of Year) ....................         11

       Schedule of Reportable Transactions .........................         12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Fremont General Corporation and
Affiliated Companies Investment Incentive Plan
Santa Monica, California


We have audited the financial statements of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the "Plan") as of December 31, 2006, and for the year then ended and the supplemental schedules, as listed in the accompanying table of contents. These financial statements and supplemental schedules are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, the Plan adopted the provisions of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1 during the Plan year ended December 31, 2006.

As discussed in Note 2 (Forfeitures), the Plan has corrected a clerical error in the footnotes to its previously issued financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /S/    ARMANINO McKENNA LLP

San Ramon, California
August 7, 2007

                                       1a

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Fremont General Corporation
and Affiliated Companies Investment Incentive Plan


We have audited the accompanying statement of net assets available for benefits of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.


                                            /S/    ERNST & YOUNG LLP

Los Angeles, California
June 15, 2006


                                       1b

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2006 and 2005

                          -----------------------------


                                                                                     2006              2005
                                                                                -------------      -------------

Investments, at fair value ..................................................   $ 204,709,917      $ 206,872,010

Interest receivable .........................................................          11,479              3,931
Other assets ................................................................         127,248            125,613
                                                                                -------------       ------------

Net assets available for benefits at fair value .............................     204,848,644        207,001,554

Adjustment from fair value to contract value for fully
  benefit-responsive investment contracts ...................................        (506,137)          (430,415)
                                                                                -------------      -------------

Net assets available for benefits ...........................................   $ 204,342,507      $ 206,571,139
                                                                                =============      =============


   The accompanying notes are an integral part of these financial statements.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2006 and 2005

                          -----------------------------


                                                                                           DECEMBER 31,
                                                                                --------------------------------
                                                                                    2006                2005
                                                                                ------------       -------------

Additions to net assets available for benefits
  Interest and dividend income ..............................................   $  11,844,340      $   7,145,036
                                                                                -------------      -------------
    Total interest and dividend income ......................................      11,844,340          7,145,036
                                                                                -------------      -------------

Contributions
  Employer ..................................................................      15,642,822         14,221,009
  Participant ...............................................................      21,257,237         18,405,180
                                                                                -------------      -------------
    Total contributions .....................................................      36,900,059         32,626,189
                                                                                -------------      -------------

    Total additions .........................................................      48,744,399         39,771,225
                                                                                -------------      -------------

Deductions from net assets available for benefits
  Net depreciation in fair value of investments .............................     (27,030,339)        (9,972,868)
  Benefits paid to participants .............................................     (23,942,692)       (13,777,598)
                                                                                -------------      -------------
    Total deductions ........................................................     (50,973,031)       (23,750,466)
                                                                                -------------      -------------

Net increase (decrease) in net assets available for benefits ................      (2,228,632)        16,020,759

Net assets available for benefits, beginning of year ........................     206,571,139        190,550,380
                                                                                -------------      -------------

Net assets available for benefits, end of year ..............................   $ 204,342,507      $ 206,571,139
                                                                                =============      =============



   The accompanying notes are an integral part of these financial statements.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                            -------------------------

1.   DESCRIPTION OF PLAN

The following description of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any inconsistency between this document and the Plan document, the Plan document shall prevail.

GENERAL

The Plan is a defined contribution 401(k) plan that commenced on February 1, 1986, and covers eligible employees of Fremont General Corporation ("FGC") and participating subsidiaries (collectively, the "Company"). An eligible employee who is employed by the Company may elect to make salary deferral 401(k) contributions as soon as administratively feasible following his or her employment date.

CONTRIBUTIONS

Employees may elect to have up to 15% of their eligible compensation, as defined, deferred and deposited with the plan trustee, which will invest the money at the employee's discretion among a variety of investment funds, including the Company's common stock. Employee contributions are matched by the Company at a rate of one dollar for every dollar contributed up to 6% of eligible compensation deferred by the employee. Eligible employees may also make catch-up contributions permitted under the Internal Revenue Code (the "Code"). The Company may make additional contributions at its discretion. Company contributions during 2006 and 2005 to eligible employee participants were in shares of Company common stock. Employees have discretion to diversify out of Company common stock after the Company's contribution has been allocated into participants' accounts. All employee contributions are 100% vested. The 401(k) Plan provides that for any participant who is an employee on or after January 1, 2003, the participant's interest in his or her matching contributions account is 100% vested. Active employees may receive a distribution from his or her account after attaining age 59 1/2 or pursuant to a hardship. Otherwise, distribution is available following a participant's retirement, termination of employment or death. Shares of the Company's common stock held in the 401(k) Plan and allocated to participants' accounts are voted by the 401(k) Plan's Trustee upon instructions from the participants.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or losses. Allocations are based on participants' contributions and eligible compensation or, in the case of investment earnings or losses, account balances. Forfeited balances of nonvested accounts are applied towards restoring reinstated accounts, the Company's matching contributions in future periods, or administrative expenses.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                            -------------------------


1.   DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants' salary deferral 401(k) contributions and allocated earnings or losses thereon are 100% vested at all times. Company matching and discretionary contributions became fully vested to participants that were active employees on or after January 1, 2003. Different vesting rules may apply to participants who terminated employment with the Company before January 1, 2003.

DISTRIBUTIONS

Distributions of account balances may be made to participants under the following circumstances: termination of employment, attainment of age 59 1/2, retirement, as required for minimum distribution or pursuant to court order, or, to the designated beneficiary following a participant's death. Participants may make withdrawals from their account balances in the event of hardship for the following circumstances: expenses to avoid eviction or foreclosure of their principal residence, extraordinary uninsured medical expenses for the participants or their dependents, tuition and related educational expenses for post-secondary education for the following 12 months for the participants or their dependents, and costs relating to the purchase of a principal residence. Effective January 1, 2006, the Plan was amended to add the following circumstances for hardship withdrawals: burial or funeral expenses for certain dependents and expenses for the repair of damage to participants' principal residence. Participants may also take withdrawals from the portion of their account attributable to rollovers.

PARTICIPANTS' LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance based on the value at the close of business of the prior day, whichever is less. The loans are secured by the balance in the participant's account and interest is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. Repayments are made ratably though payroll deductions. A loan processing fee of $40 is deducted directly from the paycheck in which the first loan repayment is made.

AMENDMENT AND/OR TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time for any reason. The Company also reserves the right to amend the Plan at any time for any reason with or without advance notice (unless required by law) in accordance with the procedures set forth in the Plan document.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                            -------------------------


2.   SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

RECLASSIFICATIONS

Certain reclassifications of prior year's amounts have been made to conform to the current year's presentation.

USE OF ESTIMATES

The preparation of the Plan's financial statements requires management to make estimates and assumptions that affect the reported amounts and balances in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contributions plan attributable to full benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the full benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

VALUATION OF INVESTMENTS

All assets of the Plan are held in trust by Merrill Lynch Bank & Trust Company, FSB ("Merrill Lynch"). Investments in mutual funds are stated at current net asset value, which approximates fair value. The funds' net asset values are determined by Merrill Lynch. FGC Common Stock is stated at current market value based on the composite closing price as reported on the New York Stock Exchange. The closing price of FGC Common Stock on December 31, 2006, was $16.21 per share ($23.23 per share at December 31, 2005). Participant loans and the Retirement Preservation Fund are stated at cost, which approximates fair value.

INVESTMENT INCOME

Realized investment gains and losses are determined using the specific-identification basis.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                            -------------------------



2.   SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated January 8, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to receiving the determination letter. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

EXPENSES

All administrative expenses of the Plan are paid by the Company. The Plan utilizes office space provided by the Company for which it pays no rent.

BENEFIT PAYMENTS

Benefit distributions to participants are recorded in the period in which the distributions are paid. Distributions payable at December 31, 2006 and 2005 were $533,192 and $150,769, respectively.

FORFEITURES

The balance of amounts forfeited by nonvested accounts of inactive participants at December 31, 2006 was $25,726 ($47,214 in 2005). These forfeitures will be applied towards employer matching contributions in future periods.

The December 31, 2006 forfeitures balance reported in the previous paragraph contains a correction to previously issued financial statements. The originally reported balance included amounts related to another plan of the Company.


RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                            -------------------------

3.   INVESTMENTS

During 2006 and 2005, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:



                                                                                     YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                     2006               2005
                                                                                -------------       ------------

FGC Common Stock ............................................................   $ (30,395,220)      $ (9,751,103)
Mutual funds ................................................................       3,364,881           (221,765)
                                                                                -------------       ------------
                                                                                $ (27,030,339)      $ (9,972,868)
                                                                                =============       ============



Investments that represent 5% or more of the fair value of the Plan's assets are as follows:


                                                                             DECEMBER 31,
                                                   ---------------------------------------------------------------
                                                                     PERCENT OF                         PERCENT OF
                                                       2006            TOTAL              2005            TOTAL
                                                   ------------      ----------       ------------      ----------


FGC Common Stock ...............................   $ 67,943,298            33.3%      $ 98,922,288            47.9%

Mutual funds

 Merrill Lynch Retirement Preservation Fund ....   $ 27,660,858            13.3%      $  24,942,611           11.9%
 BlackRock Basic Value Fund ....................   $ 14,403,810             7.1%                  *
 BlackRock Fundamental Growth Fund .............   $ 13,528,200             6.6%      $  12,356,260            6.0%
 BlackRock S&P 500 Index Fund ..................   $ 13,307,844             6.5%      $  10,332,508            5.0%
 BlackRock Global Allocation Fund ..............   $ 12,532,916             6.1%                  *


* The balance was less than 5% of the fair value of the Plan's assets.

The Plan offers the Merrill Lynch Retirement Preservation Fund, a fully benefit-responsive investment contract, as an investment option to Plan participants. As of December 31, 2006 and 2005, the Plan's participants had $27,154,721 and $24,512,196, respectively, invested in this fund.

Contributions to this contract are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by Merrill Lynch. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The market value of this contract as of December 31, 2006 and 2005 was $27,660,858 and $24,942,611, respectively.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                            -------------------------


3.   INVESTMENTS (CONTINUED)

There are no reserves against contract value for credit risk. The average yield and crediting interest rates were approximately 4.99% and 4.56% for 2006 and 2005, respectively. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by Merrill Lynch. Investment income from this fund was $1,244,552 for 2006.


4.   RELATED PARTY TRANSACTIONS

Certain Plan investments are units of mutual funds and common/collective trust funds managed by Merrill Lynch, the trustee as defined by the Plan. In September 2006, Merrill Lynch and BlackRock, Inc. merged. Participants also have the option to invest in FGC Common Stock. At the Company's discretion, the investments in FGC common stock may be funded from the Company's employee benefits trust that is also maintained with Merrill Lynch. These transactions qualify as party-in-interest transactions.


5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed with the Department of Labor:


                                                                                           DECEMBER 31,
                                                                                --------------------------------
                                                                                     2006              2005
                                                                                -------------      -------------

Net assets available for benefits per the financial statements .............    $ 204,342,507      $ 206,571,139
Less benefit payable to participants .......................................          533,192            150,769
                                                                                -------------      -------------
Net assets available for benefits per Form 5500 ............................    $ 203,809,315      $ 206,420,370
                                                                                =============      =============



Amounts payable to participants are reflected as net assets available for benefits for financial statement purposes but are not included in net assets available for benefits on the Form 5500.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                            -------------------------


6.   SUBSEQUENT EVENTS

LEGAL PROCEEDINGS

In April through June of 2007, six complaints seeking class certification were filed in the United States District Court for the Central District of California against Fremont General Corporation ("the Company") and various officers, directors and employees by participants in the Company's Investment Incentive Plan (401(k) and Employee Stock Ownership Plan (collectively "the Plans") alleging violations of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") in connection with Company stock held by the Plans. Management expects that the six complaints will be consolidated into a single proceeding. The litigation is still in its early stages and it is impossible to predict its effect on the Plan's assets.

Subsequent to year end, the closing price of FGC Common Stock declined. On June 27, 2007, the closing price was $11.03 per share ($16.21 per share at December 31, 2006).

                              SUPPLEMENTAL SCHEDULES

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                    Schedule of Assets (Held at End of Year)
                           EIN: 95-2815260, Plan #003
                                December 31, 2006

                          -----------------------------



                                                                            (c)
                               (b)                          DESCRIPTION OF INVESTMENT INCLUDING       (d)            (e)
                       IDENTITY OF ISSUE                      MATURITY DATE, RATE OF INTEREST,        COST         CURRENT
 (a)           BORROWER, LESSOR OR SIMILAR PARTY             COLLATERAL, PAR OR MATURITY VALUE       BASIS          VALUE
-----     ---------------------------------------------     -----------------------------------      -----      -------------


*         Merrill Lynch:
            BlackRock Fundamental Growth Fund                           679,468 Units                   **      $  13,528,200
            BlackRock Global Allocation Fund                            688,244 Units                   **         12,532,916
            BlackRock  Bond Fund                                        697,246 Units                   **          8,025,306
            BlackRock Balanced Capital Fund                             223,619 Units                   **          6,129,392
            BlackRock Basic Value Fund                                  431,381 Units                   **         14,403,810
            BlackRock S&P 500 Index Fund                                764,819 Units                   **         13,307,844
            BlackRock International Index Fund                          673,509 Units                   **         10,196,930
            Merrill Lynch Retirement Preservation Fund               27,154,721 Units                   **         27,660,858
            BlackRock Value Opportunities Fund                          403,429 Units                   **          9,892,068
            BlackRock Aurora Fund                                       354,196 Units                   **          9,690,812

          Oppenheimer Quest Balance Value Fund                          335,112 Units                   **          6,310,152

*         Fremont General Corporation                                 4,191,444 shares
                                                                       of common stock                  **         67,943,298

*         Participants' loans                                      Interest at the prime
                                                                         rate plus 2%                   **          5,088,331
                                                                                                                -------------
                                                                                                                $ 204,709,917
                                                                                                                =============

 *   Indicates a party-in-interest to the Plan.
**   The cost of participant-directed investments is not required to be disclosed.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                      Schedule of Reportable Transactions
                        EIN: 95-2815260 PLAN NUMBER: #003

                          Year Ended December 31, 2006

                          -----------------------------

                                                                                                         CURRENT
                                                                           EXPENSES                      VALUE OF
                                                                           INCURRED                      ASSET ON
                              DESCRIPTION     PURCHASE        SELLING        WITH          COST OF      TRANSACTION       NET
IDENTITY OF PARTY INVOLVED     OF ASSETS        PRICE          PRICE       TRANSACTION      ASSET           DATE          GAIN
---------------------------   ----------     -----------    ------------   -----------   ------------   ------------   -----------

CATEGORY (iii) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Fremont General Corporation*  Common Stock   $ 17,736,645   $          -   $         -   $ 17,736,645   $ 17,736,645   $         -
Fremont General Corporation*  Common Stock   $          -   $ 16,522,257   $         -   $ 12,828,468   $ 16,522,257   $ 3,693,789



There were no category (i), (ii) or (iv) reportable transactions during 2006.

* Indicates a party-in-interest to the Plan.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     FREMONT GENERAL CORPORATION AND AFFILIATED
                                     COMPANIES INVESTMENT INCENTIVE PLAN



August 8, 2007                        /s/ RAYMOND G. MEYERS
                                     -------------------------------------------
                                     Raymond G. Meyers
                                     on behalf of the Plan Administrator of the
                                     Fremont General Corporation and Affiliated
                                     Companies Investment Incentive Plan